Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 28, 2026, by and between Helix Holdings III LLC, a Cayman Islands limited liability company, and Bihua Chen (each, a “Party,” and together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value per share, of Helix Acquisition Corp. III. Each Party hereto agrees that the Schedule 13D, dated January 28, 2026, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Helix Holdings III LLC

By:	/s/ Bihua Chen
Bihua Chen, Managing Member of Helix Holdings III LLC

BIHUA CHEN

/s/ Bihua Chen